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Prospectus Supplement Dated April 17, 1998
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     This Prospectus Supplement dated April 17, 1998 relates to the Prospectus of Keystone Automotive Industries, Inc. ("Keystone") dated April 16, 1998 (the "Prospectus"), pursuant to which certain selling stockholders named therein (see "Selling Stockholders" in the Prospectus) are offering for sale up to 1,000,000 shares of Keystone Common Stock (the "Shares").

     Keystone is advised that, as of the date of this Prospectus Supplement, all of the Shares have been sold at a price of $24 1/2 per share in one or more transactions as described in the Prospectus under "Plan of Distribution." Keystone also is advised that the Selling Stockholders paid fees and expenses totalling $350,000 to certain brokers or dealers in connection with such transactions.